QUE CONCHA
Profit and Loss
January 1 - June 19, 2023

		Total
Income		
Sales		34,621.10
Uncategorized Income		154.90
Total Income	$	**34,776.00**
Cost of Goods Sold		
COGS		5,479.45
Cost of Goods Sold		787.33
Total Cost of Goods Sold	$	**6,266.78**
Gross Profit	$	**28,509.22**
Expenses		
Advertising & Marketing		141.49
Bank Charges & Fees		167.88
Car & Truck		794.13
Credit Card Supplies		524.70
Dues & subscriptions		12.00
Insurance		2,773.87
Job Supplies		2,061.15
Meals & Entertainment		631.08
Office Supplies & Software		458.89
Other Business Expenses		901.10
Repairs & Maintenance		240.00
Travel		119.94
Uncategorized Expense		12.00
Uniform		415.04
Utilities		3,150.37
Total Expenses	$	**12,403.64**
Net Operating Income	$	**16,105.58**
Net Income	$	**16,105.58**

QUE CONCHA
Balance Sheet
As of June 19, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
Checking (4427)	8,418.70
Checking (4710)	4,712.08
Checking (8436)	44,322.64
education	6,801.35
Total Bank Accounts	**$ 64,254.77**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$ 0.00**
Other Current Assets	
Deposits	-8,172.72
Uncategorized Asset	3,275.17
Total Other Current Assets	**-$ 4,897.55**
Total Current Assets	**$ 59,357.22**
Fixed Assets	
Accumulated Depreciation	-54,850.00
Vehicles	64,582.55
Total Fixed Assets	**$ 9,732.55**
TOTAL ASSETS	**$ 69,089.77**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	0.00
Total Other Current Liabilities	**$ 0.00**
Total Current Liabilities	**$ 0.00**
Total Liabilities	**$ 0.00**
Equity	
Opening Balance Equity	661.35
Owner's Investment	-23,400.86
Owner's Pay & Personal Expenses	-23,594.61
Retained Earnings	99,318.31
Net Income	16,105.58
Total Equity	**$ 69,089.77**
TOTAL LIABILITIES AND EQUITY	**$ 69,089.77**

QUE CONCHA
Statement of Cash Flows
January 1 - June 19, 2023

		Total
OPERATING ACTIVITIES		
Net Income		16,105.58
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Deposits		2,149.72
Uncategorized Asset		-2,275.17
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**125.45**
Net cash provided by operating activities	**$**	**15,980.13**
INVESTING ACTIVITIES		
Vehicles		-1,921.01
Net cash provided by investing activities	**-$**	**1,921.01**
FINANCING ACTIVITIES		
Owner's Investment		-680.23
Owner's Pay & Personal Expenses		-13,494.69
Net cash provided by financing activities	**-$**	**14,174.92**
Net cash increase for period	**-$**	**115.80**
Cash at beginning of period		64,370.57
Cash at end of period	**$**	**64,254.77**